UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41385

Visionary Holdings Inc.

95 Moatfield Dr. First floor

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Vice Chairman

On March 22, 2024, the Board of Directors (the “Board”) of Visionary Holdings Inc. (the “Company”) appointed Mr. D. Marc Kealey as the director and Vice Chairman of the Board.

D. Marc Kealey. Mr. Kealey has served as the Chairman of the Board since November 2022 to June 2023. Mr. Kealey has over 30 years’ experience in business and advocacy. He is the President of K&A Inc., a public policy and business management firm located in Mississauga, Ontario Canada since 2007 where he has been active in prescription drug reform, smoke free legislation, cannabis regulation and cross border healthcare initiatives. Prior to K&A Inc., Kealey served as CEO of Ontario Pharmacists’ Association, the largest professional organization serving the interests of pharmacists in Canada from February 2004 to September 2007. Prior to his role in pharmacy, Mr. Kealey served as General Manager at AECL from June 1999 to February 2004, where he led the CANDU technology team in Asia, particularly China and Eastern Europe; he helped to interface with governments where CANDU nuclear reactors were either in operation or under construction and integrated healthcare system delivery with projects in Qinshan, China and Cernavoda, Romania. Mr. Kealey sits on the University of Waterloo’s School of Pharmacy advisory board and sits on a number of boards in the for-profit and non-for-profit sectors including the Canada India Foundation and the Jamaica Disaster Relief and Resilience Initiative in Jamaica. He sits on the board of CITIZN, a global societal network. He was appointed to the Board of Wounds Canada in 2022. He was appointed to the Board of “Resilient Kids Canada” in 2022,a charity for young people. He is also a Director of CHG Inc.– a Canadian hospital development group. Mr. Kealey is a graduate of St. Jerome’s University at the University of Waterloo and attended Kent State University in Ohio and Queen’s University in Kingston, Ontario.

The Board has determined that Mr. Kealey qualifies as an “Independent Director” within the meaning of Nasdaq Rule 5605. Following Mr. Kealey’s appointment, the Board of the Company is comprised of five (5) directors, including four (4) independent directors.

The Company intends to enter into its standard indemnification agreement for directors and officers with Mr. Kealey.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Visionary Holdings Inc.

	By:	/s/ Rusheng (Ransom) Wu
	Name:	Rusheng (Ransom) Wu
	Title:	Chief Executive Officer

Dated: April 4, 2024

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